EXHIBIT 4.1

PROMISSORY NOTE

FOR VALUE RECEIVED, ICC WORLDWIDE, INC. (the “Maker” or the “Company”), a Delaware corporation, having a mailing address at 3334 E. Coast Hwy #424 Corona del Mar, CA 92625, hereby promises to pay to the order of Melanie S Altholtz Irrevocable Trust (“Payee”), having its principal address at 1800 2nd Street, Suite 758, Sarasota, FL 34236, the sum of $200,000.  This Note (this “Note”) is issued due to loans for the Company’s operations, for advances to be made, from time to time, as reasonably needed for the Company’s operations.

1.  Tranches.  Maker has requested that Payee advance funds as follows:  $ 200,000 on signing.

2. Maturity.  The amount outstanding under this Note will be due and payable at the address of Payee or such other place as Payee may designate on January 31, 2012 (the “Maturity Date”).  No advances shall be made by Payee after the Maturity Date.

3.  Payments of Interest and Principal.

a.) As shown in the attached Exhibit A, through July 2009 monthly payments shall be interest only. Thereafter, interest and principal under this Note shall be payable monthly.

b)  The monthly payment of interest and/or interest and principal will be increased by 50% starting in the third month of the calendar quarter following the calendar quarter in which the Company first reports positive cash provided by operations in its Statement of Cash Flows as part of its quarterly 10-Q or 10-K reports to the US Securities and Exchange Committee.

4.  Interest Rate.  The outstanding principal balance of this Note shall bear interest at a rate of 15% per annum.

5. Pre-Payment Option: Maker may at any time and from time to time, prepay part or all of the outstanding Note without penalty.

6.  Priority.  The payment of principal and interest under this note shall have priority over the payment of any other note payable of Maker.

7.  Covenants.  Maker covenants and agrees that, so long as any indebtedness is outstanding hereunder, it will comply with each of the following covenants (except in any case where Payee has specifically consented otherwise in writing):

A.	Financial Reporting: Maker shall timely file all forms required of a “Reporting Company”, under Section 13 of the Securities Exchange Act of 1934.

B.
Notice of Event of Default.  Maker shall furnish to Payee notice of the occurrence of any Event of Default (as defined herein) within five (5) days after it becomes known to an executive officer of Maker.

8.  Event of Default.  For purposes of this Note, the Maker shall be in default hereunder (and an “Event of Default” shall have occurred hereunder) if:

A.  Maker shall fail to pay when due any payment of principal, interest, fees, costs, expenses or any other sum payable to Payee hereunder or otherwise;

B.  Maker shall default in the performance of any other agreement or covenant contained herein (other than as provided in subparagraph A above), and such default shall continue uncured for twenty (20) days after notice thereof to Maker given by Payee, or if an Event of Default shall occur under any other Loan Document;

C.  Maker: becomes insolvent, bankrupt or generally fails to pay its debts as such debts become due.

9.  Consequences of Default.  Upon the occurrence of an Event of Default and at any time thereafter, the entire unpaid principal balance of this Note, together with interest accrued thereon and with all other sums due or owed by Maker hereunder, shall become immediately due and payable.  In addition, the principal balance and all past-due interest shall thereafter bear interest at the rate of 18% per annum until paid.

10.  Remedies. The remedies of Payee provided herein or otherwise available to Payee at law or in equity shall be cumulative and concurrent, and may be pursued singly, successively and together at the sole discretion of Payee, and may be exercised as often as occasion therefore shall occur; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of the same.

11.  Notice.  All notices required to be given to any of the parties hereunder shall be in writing and shall he deemed to have been sufficiently given for all purposes when presented personally to such party or sent by certified or registered mail, return receipt requested, to such party at its address set forth below:

If to the Maker:	ICC WORLDWIDE, INC.
3334 E. Coast Hwy #424
Corona del Mar, CA 92625
Phone: (949) 200-7569

If to the Payee:	Adam Altholtz, Trustee
Melanie S. Altholtz Irrevocable Trust
1800 2nd Street - Suite 758
Sarasota, FL 34236
Phone: (941) 366-7473

Such notice shall be deemed to be given when received if delivered personally or five (5) business days after the date mailed.  Any notice mailed shall be sent by certified or registered mail.  Any notice of any change in such address shall also be given in the manner set forth above.  Whenever the giving of notice is required, the giving of such notice may be waived in writing by the party entitled to receive such notice.

12.  Severability.  In the event that any provision of this Note is held to be invalid, illegal or unenforceable in any respect or to any extent, such provision shall nevertheless remain valid, legal and enforceable in all such other respects and to such extent as may be permissible.  Any such invalidity, illegality or unenforceability shall not affect any other provisions of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

13.  Successors and Assigns. This Note inures to the benefit of the Payee and binds the Maker, and its respective successors and assigns, and the words “Payee” and “Maker” whenever occurring herein shall be deemed and construed to include such respective successors and assigns.

14.  Entire Agreement.  This Note embodies the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether express or implied, oral and written.

15.  Modification of Agreement.  This Note may not be modified, altered or amended, except by an agreement in writing signed by both the Maker and the Payee.

16.  Governing Law.  This instrument shall be construed according to and governed by the laws of the State of Florida.

17.  Consent to Jurisdiction and Service of Process.  Maker irrevocably appoints each and every officer of Maker as its attorney upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of or in connection with this Note; and Maker hereby consents that any action or proceeding against it be commenced and maintained in any court within the State of Florida by service of process on any such, officer; and Maker agrees that the courts of the State of Florida shall have jurisdiction with respect to the subject matter hereof and the person of Maker. Notwithstanding the foregoing, Payee, in its absolute discretion may also initiate proceedings in the courts of any other jurisdiction in which Maker may be found or in which any of its properties may be located.

IN WITNESS WHEREOF, Maker has duly executed this Note on January 27, 2009.

ICC WORLDWIDE, INC.

/s/ Richard K Lauer
Richard K. Lauer
President & CEO